Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated February 28, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standard Board’s Interpretation No. 48, Accounting for Income Tax Uncertainties on January 1, 2007), accompanying the consolidated financial statements, and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Kenexa Corporation on Form 10-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said reports in the Registration Statement of Kenexa Corporation on Form S-8 (File No. 333-136486, effective August 10, 2006 and File No. 333-129475, effective November 4, 2005).

/s/ Grant Thornton, LLP

Philadelphia, Pennsylvania

February 28, 2008